UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 30 April, 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Mineral Resources and Mineral Reserves Publications

Johannesburg, 30 April 2013: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) has published its Mineral Resources and Mineral Reserves supplement to the 2012 Integrated Annual Review on the Gold Fields website at www.goldfields.co.za.

The Gold Fields Mineral Resources and Mineral Reserves Supplement 2012 is made up as follows:

- The Mineral Resources and Mineral Reserves Overview, which provides a comprehensive overview of Gold Fields' Mineral Resources and Mineral Reserves status on a Group, Regional and Project basis;
- Six operational Technical Short Form Reports, which give an in-depth review of each operation; and a
- Technical Short Form Report of Gold Fields' Exploration and Growth Projects.

As at 31 December 2012, Gold Fields Limited (excluding Sibanye Gold) had total attributable gold Mineral Resources of 125.5 million ounces (31 December 2011: 119.2 million ounces) and Mineral Reserves of 54.9 million ounces (31 December 2011: 56.1 million ounces).

The Gold Fields Mineral Resources and Mineral Reserves Supplement 2012 excludes the gold Mineral Resources and Mineral Reserves of its previously 100% held subsidiary, Sibanye Gold Limited (Sibanye Gold), formerly known as GFI Mining South Africa Proprietary Limited (GFIMSA), prior to the unbundling and listing of Sibanye Gold in February 2013.

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
Email: Willie.Jacobsz@goldfields.co.za

Remmy Kawala
Tel: +27 11 562 - 9844
Mobile: +27 82 312 8692
email : Remmy.Kawala@goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel   +27 11 562 9775
Mobile   +27 82 971 9238
email   Willie.Jacobsz@
         goldfields.co.za

Remmy Kawala
Tel   +27 11 562 9844
Mobile   +27 82 312 8692
email   Remmy.Kawala@
         goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email : Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields

Gold Fields (following the unbundling of Sibanye Gold) is a large unhedged producer of gold with attributable annual production of approximately 2 million gold ounces from six operating mines in Australia, Ghana, Peru and South Africa. The new Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility. The new Gold Fields has total attributable gold Mineral Reserves of 54.9 million ounces and Mineral Resources of 125.5 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields unbundled its KDC and Beatrix mines in South Africa into a separately listed company, Sibanye Gold

Sponsor: J.P. Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: April 30, 2013

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer